Exhibit (a)(5)

CONTACTS:	Susan Hubbard, Investors
(650) 522-5715

Amy Flood, Media
(650) 522-5643

For Immediate Release

GILEAD PALO ALTO, INC. ANNOUNCES TENDER OFFER FOR CONVERTIBLE NOTES

Palo Alto, CA, May 12, 2009 – Gilead Palo Alto, Inc. (formerly CV Therapeutics, Inc.), a wholly-owned subsidiary of Gilead Sciences, Inc. (Nasdaq:GILD), announced today that it has commenced an offer to purchase for cash (the “Offer”) up to all of the $292,220,000 aggregate principal amount outstanding under its 2 3/4% Senior Subordinated Convertible Notes due 2012, 3 1/4% Senior Subordinated Convertible Notes due 2013 and 2% Senior Subordinated Convertible Debentures due 2023 (collectively, the “Notes”). The terms and conditions of the Offer are set forth in the Notice of Fundamental Change and Offer to Repurchase dated May 12, 2009 (the “Offer to Repurchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) to be distributed to holders of Notes and filed with the U.S. Securities and Exchange Commission (the “SEC”) as exhibits to Gilead Palo Alto’s Schedule TO. The tender offer is being made pursuant to the repurchase requirements of each of the Indentures, by and between Gilead Palo Alto and U.S. Bank National Association as Trustee, under which the Notes were issued, as a result of the acquisition of CV Therapeutics, Inc. by Gilead Sciences, Inc.

Gilead Palo Alto is offering to purchase the Notes at a price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest up to, but excluding, the date the Notes are purchased pursuant to the Offer. The tender offer will expire at 5:00 p.m., New York City time, on June 11, 2009. Payments of the purchase price for the Notes validly tendered and not withdrawn on or prior to the expiration time and accepted for purchase will be made on June 26, 2009. The tender offer will not be contingent upon any minimum number of Notes being tendered. However, the tender offer will be subject to certain conditions.

U.S. Bank National Association is the Depositary for the tender offer. Holders with questions regarding the tender offer may contact U.S. Bank National Association at (800) 934-6802.

None of Gilead Palo Alto, its Board of Directors or the Depositary is making any recommendations to holders of Notes as to whether to tender or refrain from tendering their Notes in the tender offer. Holders of Notes must decide how many Notes they will tender, if any.

This press release is for informational purposes only and does not constitute an offer to purchase nor a solicitation for acceptance of the Offer described above. The complete terms and conditions of the Offer are set forth in the Offer to Repurchase and Letter of Transmittal that is being filed with the SEC today. Holders are urged to read the tender offer documents carefully when they become available. Holders may obtain copies of the Offer to Repurchase and Letter of Transmittal free of charge at the SEC’s website (www.sec.gov) or the Depositary at the number listed above. In addition, free copies of the Offer to Repurchase, the related Letter of Transmittal and certain other offering documents will be made available by Gilead Palo Alto by mail to c/o: Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, CA 94404, Attention: Investor Relations.

About Gilead Palo Alto

Gilead Palo Alto is a wholly-owned subsidiary of Gilead Sciences, Inc., and was formerly known as CV Therapeutics. Gilead Sciences is a biopharmaceutical company that discovers, develops and commercializes innovative therapeutics in areas of unmet medical need. The company’s mission is to advance the care of patients suffering from life-threatening diseases worldwide. Headquartered in Foster City, California, Gilead has operations in North America, Europe and Australia.

Forward Looking Statements

This press release includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors, including statements concerning Gilead Palo Alto’s expectations regarding the terms of the tender offer and timing for filing its Schedule TO, Offer to Repurchase and other tender offer documents and commencing and completing its tender offer for the Notes. There can be no assurance that the tender offer will be completed or that it will not be amended or withdrawn. These risks, uncertainties and other factors, and the general risks associated with Gilead Palo Alto’s business as described in reports and other documents filed with the Securities and Exchange Commission, could cause actual results to differ materially from those referred to in the forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. All forward-looking statements are based on information currently available to Gilead Palo Alto and Gilead Palo Alto assumes no obligation to update any such forward-looking statements or other statements included in this press release.

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For more information on Gilead Palo Alto, please call the Public Affairs Department at 1-800-GILEAD-5

(1-800-445-3235) or visit www.gilead.com.